Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following is a form of letter sent by BHP Billiton to certain of BHP Billiton’s customers in the United States on December 12, 2007.

Company Name

Company Address

Customer Name

Date

Dear <insert customer name>,

Re: Presentation to financial analysts and investors on 12 December, 2007

Earlier today in London our CEO, Marius Kloppers, gave a presentation to financial analysts and investors to reiterate what we regard as the compelling logic of BHP Billiton’s proposal to combine BHP Billiton and Rio Tinto.

BHP Billiton has been seeking to engage with Rio Tinto to discuss its proposal, but to date, Rio Tinto has not agreed to those discussions.

We believe that it was an appropriate time to present a more detailed picture of the relative performance of the companies and BHP Billiton’s contribution to the proposed combination. The presentation puts into context why we continue to believe in the compelling nature of our proposal.

The details of the proposal and Mr Kloppers’ presentation can be found at www.bhpbilliton.com.

We will continue to keep you updated on any major developments regarding our proposal.

Best Regards,

Name

Marketing Director

Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the “SEC”) certain documents (including possibly a registration statement and prospectus) relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read such documents because they will contain important information. If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.